Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2010

Tel Aviv, Israel, August 30, 2010, Elbit Imaging Ltd. (“EI”) (TASE, NASDAQ: EMITF) announced today its results for the second quarter of 2010.

Gain for the second quarter of 2010 attributable to the equity holders of the company amounted to NIS 216 million (gain including minority interest totaled to NIS 275 million), as compared to loss attributable to the equity holders of the Company in the amount of NIS 207 million (loss including the minority interest totaled to NIS 252 million) in the corresponding quarter of 2009.

Company’s shareholder's equity, as of June 30, 2010 amounted NIS 2.2 billion, compared with NIS 2.1 billion as of December 31, 2009.

Our presentation to the consolidated financial statements for the second quarter of 2010 is available through our website at: www.elbitimaging.com under: “Investor Relations - Company Presentations (08/2010).”

Mr. Dudi Machluf, Co-CEO, Elbit Imaging, commented: "This is the first quarter in which the US transaction is reflected in the Company's balance sheet.  In the framework of the transaction, together with the partners in our US real estate fund, we gained control over EDT, a company which holds and manages commercial centers in the US, valued at of approximately USD 1.5 billion.  The funds raised by EDT, used, with the consent of EDT's financing parties: (i) to repay all the outstanding loans in EDT's headquarter; and (ii) partial payment of EDT's non-recourse secured loans along with the extension of such loans. As a result, EDT is today a stable company, and its revenue will be reflected from the next quarter onwards in Elbit Imaging's consolidated income statements". Mr. Dudi Machluf, further emphasized that: "The Company's profit from the US transaction in this quarter is measured according to a fair value, reflecting a cap-rate of approximately 8.6% and a level of net operating income relevant at the acquisition date. We believe that a future improvement in the US commercial centers sector, followed by both decreased yields and increased income, will generate further profits for Elbit Imaging. Our US real estate fund continues to source additional transactions and we believe that the EDT transaction will pave the path to additional successes. During this quarter, Plaza Centers, our subsidiary, opened two commercial centers in Poland and continues to develop and initiate commercial centers with high demand along with attractive financing conditions, such as in Poland and in Serbia. Plaza Centers recently signed a financing agreement for the development of a commercial center in Kragujevac, Serbia, with a 60% pre-let level".

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	June 30, 2009	December 31, 2009	June 30, 2010
				Convenience
				translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,189,351	1,321,871	1,508,301	306,929
Short-term deposits and investments	637,264	417,978	563,719	164,455
Trade accounts receivable	80,336	56,006	45,049	20,732
Other receivable	156,827	158,599	119,890	40,472
Prepayments and other assets	316,792	399,250	335,206	81,753
Inventories	54,542	43,792	45,494	14,075
Trading property	4,119,239	4,030,441	4,157,610	1,063,029
	6,554,351	6,427,937	6,775,269	1,691,445
Assets related to discontinued operation	2,244	9,112	2,250	579
	6,556,595	6,437,049	6,777,519	1,692,024

Non-Current Assets
Deposits, loans and other long-term balances	624,542	769,795	625,695	161,172
Investments in associates	37,894	49,742	41,597	9,779
Property, plant and equipment	1,626,620	(*)1,854,858	(*)1,787,720	419,773
Investment property	2,472,472	81,822	80,487	638,057
Other assets and deferred expenses	25,990	(*)14,903	(*)22,291	6,707
Intangible assets	51,248	47,347	53,486	13,226
	4,838,766	2,818,467	2,611,276	1,248,714
	11,395,361	9,255,516	9,388,795	2,940,738

Current Liabilities
Short-term credits	2,578,457	1,344,020	2,218,964	665,408
Suppliers and service providers	152,468	179,637	199,566	39,347
Payables and other credit balances	342,928	260,824	201,450	88,498
Other liabilities	114,976	111,866	117,965	29,671
	3,188,829	1,896,347	2,737,945	822,924
Liabilities related to discontinued operation	19,106	30,011	18,630	4,930
	3,207,935	1,926,358	2,756,575	827,854

Non-Current liabilities
Borrowings	5,924,770	(*)4,826,152	(*)4,347,333	1,528,972
Other financial liabilities	34,021	114,112	96,686	8,780
Other liabilities	17,277	15,550	17,450	4,459
Deferred taxes	26,646	38,707	39,264	6,876
	6,002,714	4,994,521	4,500,733	1,549,087

Shareholders' Equity
Attributable to equity holders of the Company	833,261	(*)1,291,630	(*)936,667	215,035
Minority Interest	1,351,451	1,043,007	1,194,820	348,762
	2,184,712	2,334,637	2,131,487	563,797
	11,395,361	9,255,516	9,388,795	2,940,738

(*) Retrospective application of accounting policy for classification of leases of land

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Six months ended June 30		Three months ended June 30		Year ended December 31	Six months ended June 30
	2010	2009	2010	2009	2009	2010
						Convenience
						translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Revenues and gains
Gain from bargain purchase	384,779	-	384,779	-	-	99,298
Gain from changes of shareholding in subsidiaries	-	78,258	-	-	31,106	-
Commercial centers	47,335	41,900	27,294	21,797	85,466	12,215
Hotels operations and management	193,866	188,919	101,386	101,902	396,736	50,030
Sale of medical systems	16,283	24,518	8,045	15,958	61,683	4,202
Sale of fashion merchandise and others	81,320	49,775	39,780	27,866	118,386	20,986
	723,583	383,370	561,284	167,523	693,377	186,731

Expenses and losses
Commercial centers	76,948	88,389	36,679	48,693	169,253	19,858
Hotels operations and management	163,868	175,365	82,777	91,897	353,229	42,288
Cost and expenses of medical systems operation	32,138	33,295	16,223	16,150	67,403	8,294
Cost of fashion merchandise and others	90,409	56,712	40,760	28,484	134,142	23,331
Research and development expenses	29,588	33,358	14,259	16,715	73,959	7,636
General and administrative expenses	34,595	33,851	16,135	16,258	66,153	8,928
Share in losses of associates, net	4,867	7,510	2,042	3,267	14,039	1,256
Financial expenses (income) , net	151,040	166,961	49,817	189,579	261,523	38,978
Impairments, charges and other expenses, net	17,811	60,731	10,073	53,558	260,225	4,597
	601,264	656,170	268,765	464,601	1,399,926	155,166

Income (loss) before income taxes	122,319	(272,800)	292,519	(297,078)	(706,549)	31,565
Income taxes (tax benefits)	17,268	(30,032)	17,164	(43,873)	(35,571)	4,456

Income (loss) from continuing operations	105,051	(242,768)	275,355	(253,205)	(670,978)	27,109
Profit (loss) from discontinued operation, net	-	(538)	-	1,242	16,550	-

Income (loss) for the period	105,051	(243,306)	275,355	(251,963)	(654,428)	27,109

Attributable to:
Equity holders of the Company	80,402	(186,147)	216,020	(207,142)	(533,269)	20,748
Minority interest	24,649	(57,159)	59,335	(44,821)	(121,159)	6,361
	105,051	(243,306)	275,355	(251,963)	(654,428)	27,109

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Six months ended June 30,		Three months ended June 30		Year ended December 31,	Six months ended June 30,
	2010	2009	2010	2009	2009	2010
						Convenience
						translation
	(in thousand NIS)		(in thousand NIS)			US$'000

Income (loss) for the period	105,051	(243,306)	275,355	(251,963)	(654,428)	27,109

Exchange differences arising from translation of foreign operations	(264,230)	142,791	(97,003)	(37,020)	89,638	(68,188)
Loss from cash flow hedge	(8,925)	399	(3,749)	10,268	(2,099)	(2,303)
Gain (loss) from available for sale investments	(1,934)	578	(4,861)	8,128	9,383	(499)
	(275,089)	143,768	(105,613)	(18,624)	96,922	(70,990)

Comprehensive income (loss)	(170,038)	(99,538)	169,742	(270,587)	(557,506)	(43,881)

Attributable to:
Equity holders of the Company	(98,124)	(87,307)	140,859	(218,079)	(466,459)	(25,322)
Minority interest	(71,914)	(12,231)	28,883	(52,508)	(91,047)	(18,559)
	(170,038)	(99,538)	169,742	(270,587)	(557,506)	(43,881)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

										Total amount
	Share	Share	Foreign currency translation	Hedging	Avaialable for sale	Stock base compensation	Retained	Gross	Treasury	attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Company	Interest	equity
	(In thousand NIS)
Balance -

January 1, 2009	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy for classification of leases of land							(3,800)	(3,800)		(3,800)		(3,800)
As restated	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	956,820	1,508,411	(138,519)	1,369,892	1,064,091	2,433,983

Comprehensive income (loss)	-	-	62,065	(2,099)	6,844	-	(533,269)	(466,459)	-	(466,459)	(91,047)	(557,506)
Stock based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	13,957	36,622	50,579
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-	-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	423,551	1,075,186	(138,519)	936,667	1,194,820	2,131,487
Effect of change in accounting policy of measurement of investing property							9,783	9,783		9,783	6,901	16,684
As restated	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(168,318)	(8,925)	(1,283)	-	80,402	(98,124)	-	(98,124)	(71,914)	(170,038)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(6,053)	(6,053)	-	(6,053)
Stock based compensation expenses	-	-	-	-	-	6,384	-	6,384	-	6,384	8,470	14,854
Employee stocks expired		6,832				(6,832)		-		-		-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	190,832	190,832
issuance of shares to the minority by a subsidiary	-	(15,396)	-	-	-	-	-	(15,396)	-	(15,396)	22,342	6,946
Exercise of shares by employees	13	1,998	-	-	-	(2,011)	-	-	-	-	-	-
June 30, 2010	38,051	828,703	(410,622)	(48,146)	1,480	54,631	513,736	977,833	(144,572)	833,261	1,351,451	2,184,712

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

										Total amount
	Share	Share	Cumulative Foreign currency translation	Hedging	Avaialable for sale	Stock base compensation	Retained	Gross	Treasury	attributable to equity holders of the	Minority	Total shareholders'
	Capital	premium	adjustments	reserves	reserve	reserve	earnings	Amount	stock	Company	Interest	equity
	Convenience translation US$'000

December 31, 2009	9,816	215,553	(62,530)	(10,122)	712	14,735	109,303	277,468	(35,747)	241,720	308,341	550,062
Effect of change in accounting policy of measurement of investing property	-	-	-	-	-	-	2,525	2,525	-	2,525	1,781	4,306
As restated	9,816	215,553	(62,530)	(10,122)	712	14,735	111,829	279,993	(35,747)	244,246	310,122	554,368

Comprehensive income (loss)	-	-	(43,437)	(2,303)	(330)	-	20,748	(25,322)	-	(25,322)	(18,559)	(43,881)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(1,562)	(1,562)	-	(1,562)
Stock based compensation expenses	-	-	-	-	-	1,647	-	1,647	-	1,647	2,186	3,833
Employee stocks expired	-	1,763	-	-	-	(1,763)	-	-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	49,247	49,247
issuance of shares to the minority by a subsidiary	-	(3,974)	-	-	-	-	-	(3,974)	-	(3,974)	5,766	1,792
Exercise of shares by employees	4	517	-	-	-	(521)	-	-	-	-	-	-
June 30, 2010	9,820	213,859	(105,967)	(12,425)	382	14,098	132,577	252,344	(37,309)	215,035	348,762	563,797

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il